Exhibit 99.2

GUARANTY

This Guaranty, dated as of September 19, 2014 (this “Guaranty”), is made by Algonquin Power & Utilities Corp., a company incorporated and existing under the laws of Canada (including its successors and assigns, “Guarantor”), in favor of Western Water Holdings, LLC, a Delaware limited liability company (“Holdings”), and, following the Effective Time (as defined in the Merger Agreement), in favor of the Holders (as defined in the Merger Agreement).

WHEREAS, Holdings, Liberty Utilities Co., a Delaware corporation (“Purchaser”), and Liberty WWH, Inc., a Delaware corporation (“Merger Sub”), are parties to that certain Plan and Agreement of Merger dated as of the date hereof (as the same may be amended or modified in accordance with the terms thereof, the “Merger Agreement”);

WHEREAS, Guarantor indirectly owns 100% of Purchaser and, as such, will derive substantial benefits from the consummation by Purchaser of the transactions contemplated by the Merger Agreement; and

WHEREAS, Guarantor desires to guaranty the timely payment of all of Purchaser’s and Merger Sub’s obligations and liabilities under and pursuant to the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which the parties hereto acknowledge, intending to be bound, the parties hereto agree as follows:

1. Definitions. Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Merger Agreement.

2. Guaranty. To induce Holdings to enter into the Merger Agreement, Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to Holdings, subject to the terms and conditions hereof, Purchaser’s and Merger Sub’s timely payment of all of their respective liabilities and obligations under the Merger Agreement and any Transaction Document, including, without limitation, payment of the Purchase Price, any indemnification obligations and any other amounts that may be due and payable with respect to the Merger Agreement or any Transaction Document (the “Guaranteed Obligations”). If Purchaser or Merger Sub fail to discharge any Guaranteed Obligations when due, then all such Guaranteed Obligations shall, at Holdings’ option, become immediately due and payable and Holdings may, at any time and from time to time, at Holdings’ option, take any and all actions available hereunder or under applicable law to collect the Guaranteed Obligations.

3. Terms of Guaranty.

(a) This Guaranty is an unconditional and continuing guarantee of payment, and not a guarantee of collection. A separate action or actions may be brought and prosecuted against Guarantor to enforce this Guaranty, irrespective of whether any action is brought against Purchaser, Merger Sub or any other Person or whether Purchaser, Merger Sub or any other Person is joined in any such action or actions. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

(b) The liability of Guarantor under this Guaranty shall, to the fullest extent permitted under applicable law, be absolute, irrevocable and unconditional, irrespective of:

(i) the enforceability of the Merger Agreement or any Transaction Document against Purchaser or Merger Sub (other than as a result of a lack of enforceability thereof against Holdings);

(ii) any release or discharge of any obligation of Purchaser or Merger Sub contained in the Merger Agreement resulting from any change in the corporate existence, structure or ownership of Purchaser or Merger Sub, or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding affecting Purchaser or Merger Sub, or any of their respective assets;

(iii) any amendment or modification of the Merger Agreement, or any change in the manner, place or terms of payment or performance of, any change or extension of the time of payment or performance of, or any renewal or alteration of any Guaranteed Obligation, any escrow arrangement or other security therefor, or any liability incurred directly or indirectly in respect thereof;

(iv) the existence of any claim, set-off or other right that Guarantor may have at any time against Purchaser or Merger Sub, whether in connection with any Guaranteed Obligation or otherwise;

(v) the failure of Holdings to assert any claim or demand or enforce any right or remedy against Purchaser, Merger Sub or Guarantor or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation (including in the event any Person becomes subject to a bankruptcy, reorganization, insolvency, liquidation or similar proceeding);

(vi) the adequacy of any other means Holdings may have of obtaining payment of any of the Guaranteed Obligations; or

(vii) any other act or omission that may in any manner or to any extent vary the risk of Guarantor or otherwise operate as a discharge of Guarantor as a matter of law or equity (other than as a result of payment of the Guaranteed Obligations in accordance with their terms).

Notwithstanding any other provision of this Guaranty to the contrary, Guarantor may assert, as a defense to, or release or discharge of, any payment by Guarantor under this Guaranty, any claim, set-off, deduction, defense or release that Purchaser or Merger Sub could assert against Holdings subject to the terms of the Merger Agreement that would relieve Purchaser and Merger Sub of such obligations under the Merger Agreement.

(c) Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of, or proof of reliance by, Holdings upon this Guaranty or acceptance of this Guaranty. Without expanding the obligations of Guarantor hereunder, the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guaranty, and all dealings between Purchaser and/or Guarantor, on the one hand, and Holdings, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guaranty. When pursuing any of its rights and remedies hereunder against Guarantor, Holdings shall be under no obligation to pursue (or elect among) such rights and remedies it may have against Purchaser, Merger Sub or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by Holdings to pursue (or elect among) such other rights or remedies or to collect any payments from Purchaser or any such other Person or to realize upon or to exercise any such right of offset, and any release by Holdings of Purchaser or any such other Person or any right of offset, shall not relieve Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of applicable Law, of Holdings.

(d) Guarantor irrevocably waives promptness, diligence, grace, acceptance hereof, presentment, demand, notice of non-performance, default, dishonor and protest and any other notice not provided for herein (except for notices to be provided to Purchaser and its counsel pursuant to the terms of the Merger Agreement).

(e) Holdings shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Purchaser or Merger Sub become subject to a bankruptcy, insolvency, reorganization or similar proceeding, and the failure of Holdings to so file shall not affect Guarantor’s obligations hereunder. In the event that any payment to Holdings in respect of any Guaranteed Obligation is rescinded or must otherwise be returned to Purchaser, Merger Sub, Guarantor or any other Person for any reason whatsoever, Guarantor shall remain liable hereunder with respect to such Guaranteed Obligation as if such payment had not been made.

4. Subrogation. Guarantor will not exercise against Purchaser or Merger Sub any rights of subrogation or contribution, whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by it pursuant to the provisions of Section 2 hereof unless and until the Guaranteed Obligations have been paid in full.

5. Termination. This Guaranty shall terminate (and neither party shall have any further obligations or restrictions hereunder) upon the earliest to occur of (a) the payment in full of the Guaranteed Obligations and (b) the valid termination of the Merger Agreement in accordance with its terms.

6. Continuing Guarantee. Unless terminated pursuant to the provisions of Section 5 hereof, this Guaranty is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, Holdings (or, after the Effective Time, any Holder) and their respective successors, permitted transferees and permitted assigns. All obligations to which this Guaranty applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7. Entire Agreement. This Guaranty constitutes the entire agreement between Guarantor and Holdings with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, between Guarantor and Holdings.

8. Changes in Obligations; Certain Waivers. Guarantor agrees that Holdings may, in its sole discretion, at any time and from time to time, without notice to or further consent of Guarantor, extend the time of payment of the Guaranteed Obligations, and may also make any agreement with Purchaser or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of any agreement between Holdings and Purchaser or Merger Sub, without in any way impairing or affecting Guarantor’s obligations under this Guaranty.

9. Amendments and Waivers. Any provision of this Guaranty may be amended or waived if, and only if, such amendment or waiver is in writing and signed by Guarantor and Holdings (or, following the Effective Time, Carlyle Infrastructure Partners, L.P.). Notwithstanding the foregoing, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

10. Counterparts. This Guaranty may be executed in counterparts (including by facsimile or electronically transmitted signature pages), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

11. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or other electronic means, by nationally recognized overnight delivery service, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

if to Guarantor:

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

Attn: Chief Executive Officer

Fax:  (905) 465-4514

Email: ian.robertson@algonquinpower.com

if to Holdings, as provided in Section 10.8 of the Merger Agreement; or

to such other address as any party shall specify by prior written notice so given. Any party to this Guaranty may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall toll the date by which any notice must be received until three (3) Business Days following receipt of an updated address. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been given (a) when delivered in person (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight delivery service (receipt requested); (c) on the date sent by facsimile, e-mail or other electronic means (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the second day after the date mailed, by registered or certified mail (postage prepaid, return receipt requested).

12. Governing Law. This Guaranty, the transactions contemplated by this Guaranty and all disputes between the parties under or related to this Guaranty or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, without reference to conflict of laws principles.

13. Jurisdiction; Waiver of Service of Process.

(a) Jurisdiction. Each of the parties (i) irrevocably submits itself to the personal jurisdiction of the Court of Chancery for the State of Delaware or any federal court sitting in the state of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Guaranty and any of the rights and obligations hereunder, (ii) agrees that all claims in respect of such suit, action or proceeding must be brought, heard and determined exclusively in such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any action or proceeding arising out of or relating to this Guaranty or any of the transactions contemplated by this Guaranty in any other court, and (v) waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought.

(b) Service of Process. Each of the parties agrees that service of any process, summons, notice or document in accordance with Section 11 hereof shall be effective service of process for any action, suit or proceeding brought against it, provided that nothing in the foregoing sentence shall affect the right of any party to serve legal process in any other manner permitted by law.

14. Representations and Warranties. Guarantor hereby represents and warrants to Holdings that (a) it is duly organized and validly existing under the laws of its jurisdiction of organization; (b) it has all necessary power and authority to execute, deliver and perform this Guaranty; (c) the execution, delivery and performance of this Guaranty by Guarantor has been duly and validly authorized and approved by all necessary action, and no other proceedings or actions on the part of the undersigned are necessary therefor; (d) this Guaranty has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against the undersigned in accordance with its terms (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law)); (e) the execution, delivery and performance by the undersigned of this Guaranty do not and will not violate the organizational documents of the undersigned or violate any applicable law; and (f) it will have cash in immediately available funds to pay and perform its obligations under this Guaranty, as and when it is required to fulfill its Guaranteed Obligations under and pursuant to the terms of this Guaranty, or, if applicable, it has uncalled capital commitments in excess of the Guaranteed Obligations.

15. No Assignment. Neither this Guaranty nor any of the rights, interests or obligations hereunder shall be assignable.

16. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS GUARANTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS GUARANTY OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS GUARANTY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 16.

17. Severability. Any term or provision of this Guaranty which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Guaranty in any jurisdiction and, if any provision of this Guaranty is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. No party hereto shall assert, and each party shall cause its respective controlled affiliates and subsidiaries not to assert, that this Guaranty or any part hereof is invalid, illegal or unenforceable.

18. Headings. Headings of the Sections of this Guaranty are for convenience only and shall be given no substantive or interpretive effect whatsoever.

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IN WITNESS WHEREOF, the undersigned have caused this Guaranty to be executed and delivered as of the date first written above.

ALGONQUIN POWER & UTILITIES CORP.

By:	“Ian Robertson”
Name:	Ian Robertson
Title:	Chief Executive Officer

By:	“David Bronicheski”
Name:	David Bronicheski
Title:	Chief Financial Officer

WESTERN WATER HOLDINGS, LLC

By:	“Robert Dove”
Name:	Robert Dove
Title:	Chairman

SIGNATURE PAGE TO GUARANTY